UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

____________________

Commission File Number: 000-56491

ALR Technologies SG Ltd.

(Translation of registrant’s name into English)

9 Raffles Place #26-01 Republic Plaza
Singapore Singapore 048619

(Address of principal executive office)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

ALR TECHNOLOGIES SG LTD.

PART I. FINANCIAL INFORMATION

ITEM 1.	CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

ALR TECHNOLOGIES SG LTD.

Condensed Interim Consolidated Financial Statements

June 30, 2025 and 2024

(unaudited)

Index	Page

Condensed Interim Consolidated Balance Sheets	4

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss	5

Condensed Interim Consolidated Statements of Cash Flows	6

Condensed Interim Consolidated Statements of Changes in Shareholders’ Deficit	7 – 8

Notes to Condensed Interim Consolidated Financial Statements	9 – 28

ALR TECHNOLOGIES SG LTD.

Condensed Interim Consolidated Balance Sheets

($ United States)

(Unaudited)

	June 30, 2025	December 31, 2024

Assets
Current assets:
Cash	$1,738	$40,657
Inventory	10,843	10,863
Prepaid expenses	18,421	27,952
Total assets	$31,002	$79,472

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$2,159,564	$1,978,973
Promissory notes payable to related parties	3,091,966	4,179,458
Promissory notes payable	2,163,368	2,163,368
Interest payable to related parties	2,339,954	2,176,265
Interest payable	3,627,087	3,525,414
Lines of credit from related parties	21,164,886	19,857,871
Loan payable to related parties	3,822,081	2,421,842
Total liabilities	38,368,906	36,303,191

Shareholders’ Deficit
Ordinary shares	31,492,506	31,285,637
Additional paid-in capital	76,926,613	68,477,402
Accumulated other comprehensive loss – cumulative translation differences	(844)	(844)
Accumulated deficit	(146,756,179)	(135,985,914)
Total shareholders’ deficit	(38,337,904)	(36,223,719)
Total liabilities and shareholders’ deficit	$31,002	$79,472

Basis of presentation, nature of operations and going concern (note 1)

Subsequent events (note 12)

See accompanying notes to the condensed interim consolidated financial statements.

ALR TECHNOLOGIES SG LTD.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

($ United States)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

Operating Expenses
Product development costs	$140,549	$233,850	$254,639	$561,881
Professional fees	113,734	159,975	210,522	309,473
Selling, general and administrative expense	366,423	419,506	673,602	1,233,392
Total operating expenses	620,706	813,331	1,138,763	2,104,746

Loss before other items	(620,706)	(813,331)	(1,138,763)	(2,104,746)

Other Items
Interest expense	(8,758,058)	(648,127)	(9,367,270)	(3,882,282)
Foreign exchange (loss) gain	(202,393)	—	(264,232)	—
Write-off of accounts receivable	—	—	—	(41,100)
Total other items	(8,960,451)	(648,127)	(9,631,502)	(3,923,382)

Net Loss	(9,581,157)	(1,461,458)	(10,770,265)	(6,028,128)
Other Comprehensive Loss
Exchange difference on translating foreign operations	—	(3)	—	(4)

Comprehensive Loss for the period	$(9,581,157)	$(1,461,461)	$(10,770,265)	$(6,028,132)

Weighted average number of ordinary shares outstanding, basic and diluted	609,466,844	599,466,844	604,466,844	598,372,921

Loss per share, basic and diluted	$(0.02)	$(0.00)	$(0.02)	$(0.01)

See accompanying notes to the condensed interim consolidated financial statements.

ALR TECHNOLOGIES SG LTD.

Condensed Interim Consolidated Statements of Cash Flows

($ United States)

(Unaudited)

	Six Months Ended June 30,
	2025	2024

OPERATING ACTIVITIES
Net loss	$(10,770,265)	$(6,028,128)
Share-based compensation included in product development costs, selling, general and administrative expense, professional fees and interest expense	8,519,825	3,829,566
Interest expense on lines of credit	892,144	859,514
Payment of lines of credit interest	(58,923)	(127,168)
Accrued interest, borrowing costs and interest accretion on loans payable	5,117	151,823
Non-cash imputed interest expense	16,255	16,255
Write-off of accounts receivable	—	41,100
Unrealized foreign exchange	248,647	(59,084)
Changes in operating assets and liabilities
Decrease in inventory	20	24
Decrease in prepaid expenses	39,531	12,979
Increase in accounts payable and accrued liabilities	270,591	441,163
Increase in interest payable to related parties	163,689	164,188
Increase in interest payable	101,673	101,672

Net cash used in operating activities	(571,696)	(596,096)

FINANCING ACTIVITIES
Proceeds from promissory notes	—	298,647
Proceeds from lines of credit	518,206	236,198
Proceeds from exercise of warrants	—	6,000
Proceeds from loan payable	14,571	—

Net cash provided by financing activities	532,777	540,845

Effect of foreign exchange on cash	—	(4)

Change in cash	(38,919)	(55,255)
Cash, beginning of period	40,657	59,082
Cash, end of period	$1,738	$3,827

See accompanying notes to the condensed interim consolidated financial statements.

ALR TECHNOLOGIES SG LTD.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Deficit

($ United States)

From December 31, 2023 to June 30, 2025

(Unaudited)

	Ordinary Shares
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit

Balance, December 31, 2023	632,466,844	$30,912,769	$57,280,320	$(844)	$(120,108,400)	$(31,916,155)
Exercise of warrants	3,000,000	6,000	—	—	—	6,000
Reclassification of additional paid-in capital on exercise of warrants	—	366,868	(366,868)	—	—	—
Imputed interest	—	—	32,510	—	—	32,510
Stock options granted and warrants issued as compensation	—	—	11,531,440	—	—	11,531,440
Net loss for the period	—	—	—	—	(15,877,514)	(15,877,514)

Balance, December 31, 2024	635,466,844	$31,285,637	$68,477,402	$(844)	$(135,985,914)	$(36,223,719)

See accompanying notes to condensed interim consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Consolidated Statements of Changes in Shareholders’ Deficit

($ United States)

From December 31, 2023 to June 30, 2025

(Unaudited)

	Ordinary Shares
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Deficit

Balance, December 31, 2024	635,466,844	$31,285,637	$68,477,402	$(844)	$(135,985,914)	$(36,223,719)
Exercise of stock options	10,000,000	120,000	—	—	—	120,000
Reclassification of additional paid-in capital on exercise of stock options	—	86,869	(86,869)	—	—	—
Imputed interest	—	—	16,255	—	—	16,255
Stock options granted and warrants issued as compensation	—	—	8,519,825	—	—	8,519,825
Net loss for the period	—	—	—	—	(10,770,265)	(10,770,265)

Balance, June 30, 2025	645,466,844	$31,492,506	$76,926,613	$(844)	$(146,756,179)	$(38,337,904)

See accompanying notes to condensed interim consolidated financial statements

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

1.       Basis of presentation, nature of operations and going concern

ALR Technologies SG Ltd. (the “Company” or “ALRT” or “ALR Singapore”) was originally incorporated under the Companies Act of Singapore on May 16, 2020, as a wholly owned subsidiary of ALR Technologies Inc. (“ALR Nevada”). Upon completion of a redomicile merger, the Company became the parent of ALR Nevada. ALR Nevada was incorporated under the laws of the state of Nevada on March 24, 1987.

On June 9, 2021, the Company incorporated a wholly owned subsidiary, Canada Diabetes Solution Centre, Inc. (“ALR Canada”), under the Business Corporations Act of Alberta.

The Company has developed its product for human health, the “Diabetes Solution”, which is a diabetes management platform that consists of data collection, Predictive A1C, insulin dosage adjustment suggestions, performance tracking, remote monitoring and can be bundled with diabetes test supplies. The Company has also developed an iteration for the animal health market called GluCurve Pet CGM which bundles its animal specific diabetes management software with continuous glucose monitors designed for dogs and cats.

These condensed interim consolidated statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) in U.S. dollars and on a going concern basis, which presumes the realization of assets and the discharge of liabilities and commitments in the normal course of operations for the foreseeable future. Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant losses over the six months ended June 30, 2025 and 2024 of $10,770,265 and $6,028,128, respectively. As of June 30, 2025, the Company is unable to self-finance its operations, has negative working capital of $38,337,904, accumulated deficit of $146,756,179, limited resources, no source of operating cash flow and no assurance that sufficient funding will be available to conduct continued product development activities. Even if the Company is able to finance its required commercialization or product development activities, there is no assurance the Company’s current projects will be commercially viable or profitable. The Company has debts comprised of accounts payable and accrued liabilities, interest payable, lines of credit, promissory notes payable and current loan payable totaling $38,368,906 currently due, due on demand or considered delinquent. There is no assurance that the Company will not face additional legal action from creditors regarding delinquent accounts payable, promissory notes payable and interest payable. Any one or a combination of these above conditions could result in the failure of the business and cause the Company to cease operations.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

1.       Basis of presentation, nature of operations and going concern (continued)

The Company’s ability to continue as a going concern is dependent upon the continued financial support of its creditors and its ability to obtain financing to fund working capital and overhead requirements, fund the development of the Company’s product line, and ultimately, the Company’s ability to achieve profitable operations and repay overdue obligations. Management has obtained short-term financing from related parties through line of credit facilities with available borrowing in principal up to $15,300,000. As of June 30, 2025, the total principal balance outstanding was $15,112,478 (note 5). The resolution of whether the Company is able to continue as a going concern is dependent upon the realization of management’s plans. There can be no assurance that the Company will be able to raise any additional debt or equity capital from the sources described above or that the lenders in the line of credit arrangements will maintain the availability of borrowing from the line. If management is unsuccessful in obtaining short-term financing or achieving long-term profitable operations, the Company will be required to cease operations.

A significant portion of the Company’s debt is either due on demand or is in default, while continuing to accrue interest at its stated rate. The Company will seek to obtain creditors’ consents to delay repayment of the outstanding promissory notes payable and related interest thereto, until it is able to replace this financing with funds generated by operations, recapitalization with replacement debt or from equity financings through private placements. While some of the Company’s creditors have agreed to extend repayment deadlines in the past, there is no assurance that they will continue to do so in the future. In the past, creditors have successfully commenced legal action against the Company to recover debts outstanding. In those instances, the Company was able to obtain financing from related parties to cover the verdict or settlement; however, there is no assurance that the Company will be able to obtain the same financing in the future. If the Company is unsuccessful in obtaining financing to cover any potential verdicts or settlements, the Company will be required to cease operations.

The Company’s activities will necessitate significant uses of working capital beyond 2025. Additionally, the Company’s capital requirements will depend on many factors, including the success of the Company’s continued product development and distribution efforts. The Company plans to continue financing its operations with the lines of credit it has available and other sources of financing.

These condensed interim consolidated financial statements do not include any adjustments to the amounts and the classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

2.       Significant accounting policies

These condensed interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements at December 31, 2024 and for the year then ended, as filed in our Annual Report on Form 20-F. In the opinion of the Company’s management, these condensed interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the Company’s financial position at June 30, 2025 and the results of its operations for the six months then ended. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year to end December 31, 2025. The 2024 year-end balance sheet data was derived from audited consolidated financial statements, but does not include all disclosures required by U.S. GAAP.

The preparation of these condensed interim consolidated financial statements is in conformity with U.S. GAAP for interim financial information, which requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the period. These judgments, estimates and assumptions are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

a)	Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, ALR Nevada and ALR Canada. The Canadian subsidiary is currently inactive. All significant intercompany balances and transactions have been eliminated on consolidation.

b)	Loss per share

Basic loss per ordinary share is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Diluted loss per ordinary share is calculated by dividing the net loss by the sum of the weighted average number of ordinary shares outstanding and the dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Ordinary equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per ordinary share when the effect would be anti-dilutive. Prior to repayment of nonrecourse note, the outstanding shares received in exchange for the nonrecourse note are excluded from the denominator of loss per share. For the six months and three months ended June 30, 2025, the Company excluded 36,000,000 ordinary shares (2024 - 36,000,000) issued in connection with nonrecourse notes receivable from the calculation of weighted average number of shares outstanding.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

2.        Significant accounting policies (continued)

b)       Loss per share (continued)

The Company excluded the following issued securities from the calculation of fully diluted shares outstanding, as the results would have been anti-dilutive:

	June 30, 2025	December 31, 2024
Options	350,670,000	419,970,000
Warrants	5,700,501,500	5,700,501,500
Total	6,051,171,500	6,120,471,500

3.       Accounts payable and accrued liabilities

A summary of the accounts payable and accrued liabilities is as follows:

	June 30, 2025	December 31, 2024
Accounts payable	$1,848,952	$1,678,839
Accrued liabilities	310,612	300,134
	$2,159,564	$1,978,973

4.        Interest, advances, promissory notes payable and loan payable

a)	Promissory notes payable to related parties

A summary of activities of promissory notes payable to related parties is as follows:

Promissory Notes Payable to Related Parties	Carrying Value
Balance, December 31, 2023	$3,091,966
Advances received	1,087,492
Balance, December 31, 2024	4,179,458
Advances received	14,571
Amounts transferred from lines of credit	44,412
Foreign exchange adjustment	43,861
Transferred from promissory notes payable to loan payable	(1,190,336)
Balance, June 30, 2025	$3,091,966

During the period ended June 30, 2025, the Company received advances totalling $14,571 (year ended December 31, 2024 - $1,087,492) from Kan Wan Chen Pte. Ltd. (“KWC”). On January 1, 2025, $44,412 was transferred from lines of credit (note 4). On April 16, 2025, the advances were incorporated into the principal of the loan payable (note 4(d)). A director and Vice President (“VP”) of ALR Singapore is a director and significant shareholder of KWC, therefore KWC is a related party to the Company.

On April 16, 2025, the advances were incorporated into the principal of the loan payable (note 4(d)). As a result, $1,190,336 was transferred from promissory notes payable to loan payable.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

4.        Interest, advances, promissory notes payable and loan payable (continued)

a)        Promissory notes payable to related parties (continued)

A summary of the promissory notes payable to related parties is as follows:

Promissory Notes Payable to Related Parties	June 30, 2025	December 31, 2024
Promissory notes payable to relatives of directors collateralized by a general security agreement over all the assets of the Company, past maturity:
i. Interest at 1% per month	$720,619	$720,619
ii. Interest at 1.25% per month	51,347	51,347
iii. Interest at the U.S. bank prime rate plus 1%	100,000	100,000
iv. Interest at 0.5% per month	695,000	695,000

Advances received from KWC with no fixed amounts of interest and no due date	-	1,087,492

Promissory notes payable, unsecured, to relatives of a director, bearing interest at 1% per month, past maturity	1,525,000	1,525,000
Total Promissory Notes Payable to Related Parties	$3,091,966	$4,179,458

All amounts past maturity continue to accrue interest at their stated rates and are considered due on demand.

b)       Promissory notes payable

A summary of activities of promissory notes payable is as follows:

Promissory Notes Payable	Carrying Value
Balance, December 31, 2023, December 31, 2024 and June 30, 2025	$2,163,368

A summary of the promissory notes payable is as follows:

Promissory Notes Payable	June 30, 2025	December 31, 2024
Unsecured promissory notes payable, past maturity:
i. Interest at 1% per month	$1,317,456	$1,317,456
ii. Interest at 0.667% per month	425,000	425,000
iii. Interest at 0.625% per month	150,000	150,000
iv. Non-interest-bearing	270,912	270,912
Total Promissory Notes Payable	$2,163,368	$2,163,368

All amounts past maturity continue to accrue interest at their stated rates and are considered due on demand.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

4.        Interest, advances, promissory notes payable and loan payable (continued)

c)       Interest payable

A summary of interest payable activity is as follows:

Interest Payable	Carrying Value
Balance, December 31, 2023	$5,170,149
Interest incurred on promissory notes payable	531,530
Balance, December 31, 2024	5,701,679
Interest incurred on promissory notes payable	265,362
Balance, June 30, 2025	$5,967,041

Interest payable is due as follows:

Interest Payable	June 30, 2025	December 31, 2024
Interest payable to related parties	$2,339,954	$2,176,265
Interest payable	3,627,087	3,525,414
	$5,967,041	$5,701,679

The payment terms and security of interest payable are based on the underlying promissory notes payable that the Company has outstanding.

d)       Loan payable

Initial Agreement

On September 6, 2022, ALR Singapore entered into a loan agreement (the “Loan Agreement”) with KWC whereby ALR Singapore received advances of SGD$2,500,000 from KWC. The loan was to mature on March 31, 2024. The loan is secured by a general security interest in the assets of the Company. Any principal owing on maturity will be repaid concurrent with an additional 20% loan bonus, in lieu of any interest or other amounts. Prior to maturity, each unit of the GluCurve Pet CGM sold will result in payment, upon receipt of the proceeds of the sale, to KWC as follows (i) $5 payback of principal owing to KWC and (ii) $5 royalty payment representing consideration for borrowing the principal from KWC. ALR Singapore may redeem the principal at any time prior to the launch of the second generation GluCurve Pet CGM. Any principal repaid prior to this launch will not be subject to the royalty payments.

The Company assumed the minimum amount payable at maturity would be SGD$3,000,000, which will equal to 120% of the principal amount outstanding of SGD$2,500,000 ($1,779,250).

The fair value measured upon recognition of the loan was determined by using a discounted cash flow analysis. To determine the discounted cash flow, the Company had to determine the discount rate to apply to record the loan at fair value at initial recognition. The discount rate selected at initial recognition has a significant impact on the amount recorded for the initial fair value of the loan. Since KWC is a related party, the Company considered the interest rates of similar long-term debt arrangements with similar terms to determine if the effective interest rate under the Loan Agreement was comparable to market interest rates.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

4.        Interest, advances, promissory notes payable and loan payable (continued)

d)        Loan payable (continued)

The effective interest rate of the loan with the 20% loan bonus was calculated as 13%. The Company determined that the market interest rate on a similar loan would be 18% based on market yield curves. Since the effective interest rate of the loan is below market rates, the Company is deemed to have received a benefit under the Loan Agreement. Using the market rate, the Company estimated the fair value of the loan received to be SGD$2,339,944 ($1,665,338). The difference between the legal liability of SGD$2,500,000 and the carrying value of SGD$2,339,944 totaling SGD$160,056 ($113,912) has been recorded to additional paid-in capital as a shareholder contribution made by KWC during the year ended December 31, 2022.

First Amendment

On June 20, 2023, the Company and KWC agreed to amend the terms of the KWC Loan Agreement as follows:

·	The maturity date was deferred to September 30, 2024;
·	No repayment was required by the Company until maturity;
·	Interest was to accrue at a rate of Singapore prime plus 2% of the principal amount borrowed, effective from January 1, 2023. Interest was to be payable on maturity;
·	Upon maturity and repayment of the principal and accrued interest, the Company was to pay KWC a commercialization success fee equal to SGD$500,000;
·	The royalty repayment structure under the Loan Agreement be waived and no payments, principal, interest or otherwise are due against any sales of the Company, including any sales generated to date; and
·	The Company may repay the loan in whole at any time, or in part, from time to time, at its discretion, without penalty; however, the full commercialization success fee will be payable, irrespective of the amount of interest accrued, or when the loan principal is repaid.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (19%) was established based on the carrying value of the debt and the revised cash flows.

Second Amendment

On July 31, 2023, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

·	The maturity date was deferred to December 31, 2024; and
·	Interest was to accrue at a rate of Singapore prime plus 1% (instead of 2%) of the principal amount borrowed, effective from January 1, 2023. Interest was to be payable on maturity.

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (15%) was established based on the carrying value of the debt and the revised cash flows.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

4.        Interest, advances, promissory notes payable and loan payable (continued)

d)       Loan payable (continued)

Third Amendment

On April 16, 2025, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

·	The maturity date was deferred to December 31, 2025; and
·	Interest was to accrue at a rate of Singapore overnight borrowing rate plus 1% (instead of Singapore prime plus 1%) of the principal amount borrowed, effective from January 1, 2023. Interest was to be payable on maturity.

On April 16, 2025, advances of $1,190,336 were transferred from promissory notes payable and incorporated into the principal of the loan payable (note 4(a)).

The change to the terms of the Loan Agreement was determined to be a modification of the debt; therefore, no gain or loss was recognized and instead a new effective interest rate (10%) was established based on the carrying value of the debt and the revised cash flows.

A summary of loan payable activity is as follows:

Loan Payable	Carrying Value
Balance, December 31, 2023	$2,188,515
Accreted interest on loan	47,414
Borrowing cost (recorded in interest expense)	148,118
Accrued interest (recorded in interest expense)	112,253
Foreign exchange adjustment	(74,458)
Balance, December 31, 2024	2,421,842
Transferred from promissory notes payable to loan payable	1,190,336
Accrued interest (recorded in interest expense)	5,117
Foreign exchange adjustment	204,786
Balance, June 30, 2025	$3,822,081

At December 31, 2024 and June 30, 2025, the loan payable balance is classified as current liabilities.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

4.        Interest, advances, promissory notes payable and loan payable (continued)

e)       Interest expense

During the period ended June 30, 2025, the Company incurred interest expense of $9,367,270 (2024 - $3,882,282) as follows:

Period Ended June 30,	2025	2024
Interest expense incurred related to the:
· modification of warrants held by the Chief Executive Officer (or “CEO”) and the VP of the Company that were issued in connection with financing provided to the Company (notes 7 and 8)	$8,187,123	$2,317,053
· lines of credit payable, as shown in note 5	892,144	859,514
· promissory notes (notes 4(a), 4(b) and 4(c))	265,362	265,860
· calculation of imputed interest on promissory notes payable, which had no stated interest rate	16,255	16,255
· borrowing costs, accrued interest and accreted interest on loan payable to KWC (notes 4(d) and 8)	5,117	151,823
· issuance of warrants to KWC as consideration (notes 7 and 8);	—	271,777
· other items	1,269	—
Total interest expense	$9,367,270	$3,882,282

5.        Lines of credit

A summary of lines of credit activity is as follows:

Lines of Credit	Total
Balance, December 31, 2023	$17,956,033
Advances received on lines of credit	427,839
Interest incurred on lines of credit	1,731,665
Repayment of interest on lines of credit	(257,666)
Balance, December 31, 2024	19,857,871
Advances received on lines of credit	518,206
Interest incurred on lines of credit	892,144
Transferred to promissory notes payable to related parties	(44,412)
Repayment of interest on lines of credit	(58,923)
Balance, June 30, 2025	$21,164,886

As of June 30, 2025, the Company had two lines of credit as follows:

Creditor	Interest Rate	Borrowing Limit	Repayment Terms	Principal Borrowed	Accrued Interest	Total Outstanding	Security	Purpose
Chairman and CEO	1% per Month	$ 10,300,000	Due on Demand	$ 10,300,000	$ 5,099,238	$ 15,399,238	General Security over Assets	General Corporate Requirements
VP	1% per Month	5,000,000	Due on Demand	4,812,478	953,170	5,765,648	General Security over Assets	General Corporate Requirements
Total		$ 15,300,000		$ 15,112,478	$ 6,052,408	$ 21,164,886

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

5.        Lines of credit (continued)

As of December 31, 2024, the Company has two lines of credit as follows:

Creditor	Interest Rate	Borrowing Limit	Repayment Terms	Principal Borrowed	Accrued Interest	Total Outstanding	Security	Purpose
CEO	1% per Month	$ 10,300,000	Due on Demand	$ 10,300,000	$ 4,492,099	$ 14,792,099	General Security over Assets	General Corporate Requirements
VP	1% per Month	5,000,000	Due on Demand	4,338,684	727,088	5,065,772	General Security over Assets	General Corporate Requirements
Total		$ 15,300,000		$ 14,638,684	$ 5,219,187	$ 19,857,871

6.       Share capital

a)	Authorized share capital

i)	Ordinary shares

Unlimited ordinary shares without par value.

ii)	Preferred stock

Unlimited preferred shares without par value.

b)	Issued share capital

During the period ended June 30, 2025:

i)	On April 1, 2025, the Company issued 10,000,000 ordinary shares pursuant to the exercise, by a related party, of stock options at a price of $0.012 per share (notes 7(a)(ii) and 8). The consideration for the exercise price of $120,000 was settled through the extinguishment of $90,000 of accounts payable related to consulting services and $30,000 for prepayment of consulting services and provided during the period ended June 30, 2025. As a result of the stock option exercises, the Company reclassified $86,869 from additional paid-in-capital to share capital on exercise of stock options.

During the year ended December 31, 2024:

ii)	On March 7, 2024, the Company issued 3,000,000 ordinary shares to one individual pursuant to the exercise of warrants at a price of $0.002 per share for an aggregate $6,000. As a result of the warrant exercise, the Company reclassified $366,868 from additional paid-in-capital to share capital on exercise of the warrants.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

7.        Additional paid-in capital

a)	Stock options

A summary of stock option activity is as follows:

	Six Months Ended June 30, 2025		Year Ended December 31, 2024
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	419,970,000	$0.044	411,970,000	$0.045
Granted	-	$-	10,000,000	$0.012
Exercised	(10,000,000)	$(0.012)	-	$-
Cancelled/Expired/Forfeited	(59,300,000)	$(0.043)	(2,000,000)	$(0.045)
Outstanding, end of period	350,670,000	$0.044	419,970,000	$0.044

Exercisable, end of period	185,768,000	$0.039	217,534,000	$0.038

During the period ended June 30, 2025:

i)	Effective January 30, 2025, 10,000,000 stock options exercisable at $0.050 per option related to the resignation of a contractor were forfeited.

ii)	On April 1, 2025, the Company issued 10,000,000 ordinary shares to a related party pursuant to the exercise of stock options at a price of $0.012 per share (notes 6(b)(i) and 8). The consideration of $90,000 was applied against accounts payable related to consulting services and $30,000 for prepayment of consulting services provided during the period ended June 30, 2025.

iii)	On April 1, 2025, 10,000,000 stock options exercisable at $0.030 per option expired unexercised.

iv)	On May 31, 2025, 39,300,000 stock options exercisable at $0.030, $0.035 and $0.050 per option expired unexercised.

During the period ended June 30, 2025, the Company recorded a total of $332,702 in share-based compensation expense all related to the vesting of stock options granted in prior years.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

7.        Additional paid-in capital (continued)

a)        Stock options (continued)

During the year ended December 31, 2024:

v)	On January 17, 2024, the Company:

a.	modified 50,000,000 options previously granted to a number of advisors and independent contractors by amending the vesting wording. No stock options vested as a result of the modification. There was no change in fair value of the options as a result of the modification.
b.	modified 78,200,000 options previously granted to a number of directors, advisors, employees and independent contractors by extending the expiry dates to June 30, 2028. The fair value of the options modified totaled $920,175, of which $534,642 related to stock options that have time-based vesting conditions and $385,533 related to stock options that have performance vesting conditions. During the year ended December 31, 2024, $534,642 related to the stock options with time-based vesting conditions and $Nil related to stock options with performance-based vesting conditions was recognized (note 8).

vi)	On December 12, 2024, the Company granted a contractor the option to acquire an aggregate 10,000,000 ordinary shares of the Company at a price of $0.012 per share until December 31, 2026. The fair value of the options granted totaling $86,869 was fully recorded at grant.

vii)	Effective December 15, 2024, 2,000,000 stock options exercisable at $0.045 per option related to the resignation of a contractor were forfeited.

During the year ended December 31, 2024, the Company recorded a total of $1,710,500 in share-based compensation expense; $86,869 related to the grant of options in the current year, $1,623,631 related to the vesting of stock options granted in prior years, including $534,642 from the modification of terms of 78,200,000 options.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

7.        Additional paid-in capital (continued)

a)        Stock options (continued)

Outstanding

The options outstanding at June 30, 2025 and December 31, 2024 were as follows:

	June 30, 2025			December 31, 2024
Expiry Date	Options	Exercise Price	Intrinsic Value	Options	Exercise Price	Intrinsic Value
April 1, 2025	-	$-	$-	10,000,000	$0.030	$-
May 31, 2025	-	$-	$-	2,500,000	$0.030	$-
May 31, 2025	-	$-	$-	10,000,000	$0.035	$-
May 31, 2025	-	$-	$-	26,800,000	$0.050	$-
December 31, 2025	17,000,000	$0.015	$0.003	17,000,000	$0.015	$-
December 31, 2025	15,000,000	$0.050	$-	15,000,000	$0.050	$-
June 30, 2026	11,000,000	$0.050	$-	11,000,000	$0.050	$-
September 30, 2026	16,000,000	$0.050	$-	16,000,000	$0.050	$-
December 31, 2026	-	$-	$-	10,000,000	$0.012	$-
June 30, 2028	12,050,000	$0.015	$0.003	12,050,000	$0.015	$-
June 30, 2028	20,200,000	$0.030	$-	20,200,000	$0.030	$-
June 30, 2028	44,150,000	$0.035	$-	44,150,000	$0.035	$-
June 30, 2028	215,270,000	$0.050	$-	225,270,000	$0.050	$-
Total	350,670,000	$0.046	$-	419,970,000	$0.044	$-

Weighted Average Remaining Contractual Life		2.63			2.79

The fair value of the stock options granted, modified and vested was allocated as follows:

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Product development expense	$145,568	$407,902
Professional expense	87,338	158,417
Selling, general and administrative expenses	99,796	674,417
	$332,702	$1,240,736

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

7.        Additional paid-in capital (continued)

a)        Stock options (continued)

The Company uses the fair value method for determining stock-based compensation for all options granted and modified during the fiscal periods. The fair value of the options granted and modified was determined using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Risk-free interest rate	N/A	4.12%
Expected life (years)	N/A	4.5
Expected dividends	N/A	0%
Expected volatility	N/A	160%
Forfeiture rate	N/A	0%

The weighted average fair value for the options granted and modified during the six months ended June 30, 2025 was $Nil (six months ended June 30, 2024 - $0.01).

b)	Warrants

A summary of warrant activity is as follows:

	Six Months Ended June 30, 2025		Year Ended December 31, 2024
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of period	5,700,501,500	0.004	5,188,501,500	$0.004
Warrants issued	—	—	515,000,000	$0.010
Exercised	—	—	(3,000,000)	$(0.002)
Outstanding, end of period	5,700,501,500	0.004	5,700,501,500	$0.004

Exercisable, end of period	5,400,501,500	0.004	5,400,501,500	$0.004

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

7.        Additional paid-in capital (continued)

b)        Warrants (continued)

During the period ended June 30, 2025:

i)	On June 30, 2025, the Company modified 4,910,011,500 warrants previously issued to the CEO and the VP of the Company by extending the expiry dates to December 31, 2025, resulting in the Company recognizing an additional $8,187,123 in compensation expense (note 8).

During the year ended December 31, 2024:

ii)	On January 17, 2024, the Company issued KWC 15,000,000 warrants to acquire 15,000,000 shares of the Company at a price of $0.02 per share until December 31, 2024. The fair value of the warrants issued totaling $271,777 was fully recorded at issuance (note 8). On December 5, 2024, the Company modified these share purchase warrants by extending the expiry date from December 31, 2024 to December 31, 2026 resulting in the Company recognizing an additional $124,819 in interest expense.

iii)	On January 23, 2024, the Company modified 120,000,000 warrants previously issued to the CEO of the Company by extending the expiry date to December 31, 2026 resulting in the Company recognizing an additional $616,373 in compensation expense (note 8).

iv)	On February 22, 2024, the Company modified 4,913,001,500 warrants exercisable at a price of $0.002 per share previously issued to the CEO and the VP of the Company by extending the expiry date to December 31, 2024 resulting in the Company recognizing an additional $1,700,680 in compensation expense (note 8).

v)	On December 5, 2024, the Company issued KWC 300,000,000 warrants to acquire 300,000,000 shares of the Company at a price of $0.01 per share until December 31, 2026, which shall become exercisable upon certain performance vesting conditions. The fair value of the warrants issued totaled $2,799,984, which related to warrants with performance-based vesting conditions. As at June 30, 2025, the vesting conditions of the warrants have not been met. The Company has assessed it as unlikely the conditions will be met; therefore, no fair value has been recognized.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

7.        Additional paid-in capital (continued)

b)        Warrants (continued)

During the year ended December 31, 2024: (continued)

vi)	On December 5, 2024, as consideration for increasing the line of credit borrowing limit from $4,000,000 to $5,000,000, the Company:

a.	issued the VP 200,000,000 share purchase warrants to acquire 200,000,000 shares of the Company at price of $0.01 per share until December 31, 2026. The fair value of the warrants issued totaling $1,866,656 was fully recorded at issuance;
b.	modified 115,500,000 share purchase warrants previously issued to the CEO by reducing the exercise price from $0.05 per share to $0.01 per share resulting in the Company recognizing an additional $84,676 in interest expense;
c.	modified 40,000,000 share purchase warrants previously issued to the VP by reducing the exercise price from $0.05 per share to $0.01 per share resulting in the Company recognizing an additional $29,325 in interest expense; and
d.	modified 4,910,001,500 warrants exercisable at a price of $0.002 per share previously issued to the CEO and the VP of the Company by extending the expiry date from December 31, 2024 to June 30, 2025 resulting in the Company recognizing an additional $5,126,634 in interest expense.

During the year ended December 31, 2024, the Company recorded a total of $9,820,940 in share-based compensation expense; $2,138,433 related to the warrants issued in the current year and $7,682,507 from the modification of terms of 5,200,001,500 warrants.

Outstanding

The warrants outstanding at June 30, 2025 and December 31, 2024 were as follows:

	June 30, 2025			December 31, 2024
Expiry Date	Warrants	Exercise Price	Intrinsic Value	Warrants	Exercise Price	Intrinsic Value
June 30, 2025	-	$-	$-	4,910,001,500	$0.002	$0.006
December 31, 2025	4,910,001,500	$0.002	$0.016	-	$-	$-
December 31, 2026	15,000,000	$0.020	$-	15,000,000	$0.020	$-
December 31, 2026	120,000,000	$0.015	$0.003	120,000,000	$0.015	$-
December 31, 2026	655,500,000	$0.010	$0.008	655,500,000	$0.010	$-
Total	5,700,501,500	$0.004	$0.014	5,700,501,500	$0.004	$0.005

Weighted Average Remaining Contractual Life		0.64			0.70

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

7.        Additional paid-in capital (continued)

b)        Warrants (continued)

The fair value of the warrants issue and modified was allocated as follows:

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Interest expense	$8,187,123	$2,588,830

The Company uses the fair value method for determining stock-based compensation for all warrants issued and modified during the fiscal periods. The fair value of the warrants issued and modified was determined using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Risk-free interest rate	4.29%	5.00%
Expected life (years)	0.5	0.9
Expected dividends	0%	0%
Expected volatility	521%	191%
Forfeiture rate	0%	0%

The weighted average fair value for the warrants issued and modified during the six months ended June 30, 2025 was $0.02 (six months ended June 30, 2024 - $Nil).

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

8.       Related party transactions and balances

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024

Related party transactions included within interest expense:
Interest expense related to the modification of warrants held by the CEO and the VP of the Company related to financing provided	$8,187,123	$2,317,053
Interest expense on lines of credit payable to the CEO and the VP of the Company	$892,144	$859,514
Interest expense on promissory notes issued to relatives of the CEO of the Company	$163,689	$164,188
Interest expense on loan payable to KWC	$5,117	$78,760
Interest expense related to bonus warrants issued to KWC	$—	$271,777
Accrued borrowing costs (recorded in interest expense) on loan payable to KWC	$—	$73,063

Related party transactions included within selling, general and administrative expenses:
Consulting fees to relatives of the CEO and VP of the Company	$180,000	$160,000
Salary and benefits paid to the CEO of the Company	$124,800	$124,800
Salary for services as VP of the Company	$22,653	$22,270
Salary for services as Secretary and Chief Legal Counsel of the Company	$4,531	$4,454
Stock options vested to members of the Board of Directors and related parties of the Company	$—	$464,218

Interest on promissory notes payable to related parties, management compensation and compensation paid to relatives of a director have been recorded at the exchange amount, which is the amount agreed to by the parties.

As at June 30, 2025, $520,490 (December 31, 2024 - $471,776) was included in accounts payable and accrued liabilities for salary and consulting fees owing to related parties.

During the period ended June 30, 2025, the Company modified warrants previously issued to the CEO and VP of the Company (note 7(b)(i)).

During the period ended June 30, 2024, the Company:

·	modified stock options previously granted to members of the Board of Directors and related parties of the Company (note 7(a)(v)(b));
·	issued warrants to KWC (note 7(b)(ii); and
·	modified warrants previously issued to the CEO and VP of the Company (notes 7(b)(iii) and 7(b)(iv)).

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

9.       Commitments and contingencies

a)	Contingencies

The Company has had three judgments against it relating to overdue promissory notes and accrued interest, and a fourth creditor has demanded repayment of an overdue promissory note and accrued interest. To date, the Company has not repaid any of these promissory notes and related accrued interest and could be subject to further action. The legal liability, totaling $1,385,000, of these promissory notes and related accrued interest have been fully recognized and recorded by the Company. The Company has accrued interest of $363,000 related to one of these promissory notes.

On December 22, 2020, a default judgment was entered against the Company in regard to one of the above noted judgments totaling $552,000, consisting of the principal amount of $300,000 and accrued interest of $252,000, as of the date of the Civil Summons.

On January 17, 2024, another default judgment was entered against the Company in regard to one of the above noted judgments totaling $255,000, consisting of the principal amount of $125,000 and accrued interest of $130,000, as of the date of the Civil Summons.

b)	Commitments

Management contract

The Company has an employment agreement with Mr. Sidney Chan, Chief Executive Officer and Chairman of the Board of Directors of the Company. Under the terms of the agreement, Mr. Chan will be paid $240,000 per annum as CEO. The contract can be terminated at any time with thirty days’ notice and the payment of two years’ annual salary. Should the agreement be terminated, all debts owed to Mr. Chan and his spouse must be immediately repaid. The initial term of the agreement is for one year and automatically renews for continuous one-year terms. Also, under the terms of the agreement. Mr. Chan will be entitled to a 1% net sales commission from the sales of any of the Company’s products, regardless if Mr. Chan is still under contract or employed with the Company. This commission shall continue in perpetuity to the heirs of Mr. Chan.

ALR TECHNOLOGIES SG LTD.

Notes to Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2025

($ United States)

(Unaudited)

10.       Operating segments

The Company has one operating segment, development of diabetes hardware and software. The Company’s geographical segments are summarized as follows:

	June 30, 2025	December 31, 2024
Current and Total Assets
Singapore	$11,113	$12,532
United States	16,004	58,175
Other	3,885	8,765
	$31,002	$79,472

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Net Loss
Singapore	$(9,032,431)	$(4,265,412)
United States	(1,737,546)	(1,761,621)
Other	(288)	(1,095)
	$(10,770,265)	$(6,028,128)

11.       Supplemental information with respect to cash flows

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Reclassification of additional paid-in capital on exercise of stock options and warrants (note s 6(b)(i)) and 6(b)(ii))	$86,869	$366,868
Ordinary shares issued to retire accounts payable (note 6(b)(i))	$90,000	$—
Ordinary shares issued prepayment of services (note 6(b)(i))	$30,000	$—

12.       Subsequent events

a)	The Company granted the option to acquire an aggregate 62,400,000 ordinary shares at a price of $0.01 per share and 7,300,000 ordinary shares at a price of $0.05 per share until June 30, 2028 to 10 employees and contractors.

b)	The Company modified 311,470,000 options previously granted to a number of advisors, employees and contractors by reducing the exercise price of 306,470,000 stock options to $0.01 per share and extending the expiry dates of 32,000,000 of the 311,470,000 options to June 30, 2028.

c)	Subsequent to June 30, 2025, the Company received advances of SGD$1,494,625 from KWC.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide a reader of our Unaudited Condensed Interim Consolidated Financial Statements and Notes thereto that are contained in this quarterly report with a narrative from the perspective of management. You should also consider this information with the information included in our Annual Report on Form 20-F for the year ended December 31, 2024, and our other filings with the United States Securities and Exchange Commission (the “SEC”), including our current reports that we have filed since December 31, 2024 through the date of this report. This report covers the six months ended June 30, 2025.

Forward-looking Statements

The following information must be read in conjunction with the Unaudited Condensed Interim Consolidated Financial Statements and Notes thereto included in Item 1 of this Quarterly Report and the Audited Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis or Plan of Operations contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

This Form 6-K includes “forward-looking statements”, as such term is used within the meaning of the Private Securities Litigation Reform Act of 1995. These “forward-looking statements” are not based on historical fact and involve assessments of certain risks, developments and uncertainties in our business looking to the future. Such forward-looking statements can be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “intend”, “continue”, “believe”, or the negatives or other variations of these terms or comparable terminology. Forward-looking statements may include projections, forecasts or estimates of future performance and developments. Forward-looking statements contained in this Form 6-K are based upon assumptions and assessments that we believe to be reasonable as of the date of this report. Whether those assumptions and assessments will be realized will be determined by future factors, developments and events, which are difficult to predict and may be beyond our control. Actual results, factors, developments and events may differ materially from those we assumed and assessed. Risks, uncertainties, contingencies and developments, including those identified in the Risk Factors section of filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”), incorporated by reference herein, could cause our future operating results to differ materially from those set forth in any forward-looking statement. There can be no assurance that any such forward-looking statement, projection, forecast or estimate contained can be realized, or that actual returns, results or business prospects will not differ materially from those set forth in any forward-looking statement. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Except for the description of historical facts contained herein, the Form 6-K contains certain forward-looking statements concerning future applications of the Company’s technologies and the Company’s proposed services and future prospects, that involve risk and uncertainties, including the possibility that the Company will: (i) be unable to commercialize services based on its technology, (ii) be unable to achieve profitable operations, or (iii) not receive additional financing as required to support future operations, as detailed herein and from time to time in the Company’s future filings with the SEC and elsewhere. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Our condensed interim consolidated financial statements are stated in United States dollars and are prepared in accordance with U.S. GAAP.

In this quarterly report, unless otherwise specified, all references to “common shares” refer to the ordinary shares in our share capital.

As used in this quarterly report, the terms “we”, “us”, “our”, the “Company” and “ALRT” mean ALR Technologies SG Ltd., unless otherwise indicated.

Overview

ALRT is a data management company that developed a comprehensive approach to diabetes care that includes: (i) a Food and Drug Administration (“FDA”) cleared and Health Insurance Portability and Accountability Act of 1996 compliant diabetes management system (as previously defined, the “Diabetes Solution”) that collects data directly from blood glucose meters (and which was subsequently modified to integrate with continuous glucose monitoring (“CGM”) devices), (ii) a patent pending Predictive A1C algorithm to track treatment success between lab reports, and (iii) an FDA-cleared Insulin Dosing Adjustment program. From this technology portfolio, the Company has developed the Diabetes Solution product for human health, and the GluCurve Pet CGM product, a modified version of the Diabetes Solution, for animal health (“GluCurve Pet CGM”).

The GluCurve Pet CGM is a solution to assist veterinarians to better determine the efficacy of insulin treatments and to help identify the appropriate dose and frequency of administration for companion animals, thereby delivering the same optimization of diabetic drug therapies to pets as to humans. The Company is working with its supplier of CGM hardware to launch the next generation version of the GluCurve Pet CGM.

Recent Developments

Effective January 30, 2025, a contractor’s 10,000,000 stock options exercisable at $0.05 were forfeited, unvested, as a result of the Company providing termination notice to a contractor on December 31, 2024.

Effective as of April 8, 2025, our ordinary shares began trading on the OTC Pink.

Effective April 16, 2025, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

·	The maturity date of the loan was extended to December 31, 2025; and
·	Interest was amended to be Singapore Overnight Borrowing Rate plus 1% of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity.

On April 1, 2025, 10,000,000 stock options exercisable at $0.030 per option expired unexercised.

On April 1, 2025, the Company issued 10,000,000 ordinary shares pursuant to the exercise, by a related party, of the option to acquire 10,000,000 shares of the Company at a price of $0.012 per share. The consideration for the exercise price of $120,000 was settled through the extinguishment of $120,000 of accounts payable and provision of related consulting services.

On May 31, 2025, 39,300,000 stock options exercisable at $0.030, $0.035 and $0.050 per option expired unexercised.

On June 30, 2025, the Company modified 4,910,011,500 warrants previously issued to the CEO and the VP of the Company by extending the expiry dates to December 31, 2025.

On July 1, 2025, the Company granted the option to acquire an aggregate 62,400,000 ordinary shares at a price of $0.01 per share and 7,300,000 ordinary shares at a price of $0.05 per share until June 30, 2028 to 10 employees and independent contractors.

On July 1, 2025, the Company modified 311,470,000 options previously granted to a number of advisors, employees and independent contractors by reducing the exercise price of 306,470,000 stock options to $0.01 per share and extending the expiry dates of 32,000,000 of the 311,470,000 options to June 30, 2028.

On September 19, 2025, the Company entered into a manufacturing agreement with CGM Medical Technology Shen Zhen Ltd. (“CMTS”) whereby CMTS will supply the Company with continuous glucose monitors for the GluCurve Pet CGM. The Company was granted exclusive global rights to distribute the continuous glucose monitors developed by CMTS in the animal health market. This manufacturing agreement is subject to CMTS meeting certain conditions, specifically the performance of the continuous glucose monitor hardware units meeting the Company’s specifications. The parties are working on preparing these continuous glucose monitors for commercial supply.

Subsequent to June 30, 2025, the Company received advances of SGD$1,494,625 from KWC.

Additional Financing

None

Results of Operations

Amounts presented in the tables in Item 2 are rounded to the nearest thousand.

Six Months ended June 30, 2025 and 2024

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)
Operating Expenses
Product development costs	$255,000	562,000	(307,000)	(55)
Professional fees	211,000	309,000	(98,000)	(32)
Selling, general and administrative expenses	673,000	1,234,000	(561,000)	(45)
Total operating expenses	1,139,000	2,105,000	(966,000)	(46)

Loss before other items	(1,139,000)	(2,105,000)	966,000	(46)

Other Items
Interest expense	9,367,000	3,882,000	5,485,000	141
Foreign exchange loss (gain)	264,000	—	264,000	100
Write-off of accounts receivable	—	41,000	(41,000)	(100)
Total other items	(9,631,000)	(3,923,000)	(5,708,000)	146

Net Loss	$(10,770,000)	(6,028,000)	(4,742,000)	79

Our net loss for the six months ended June 30, 2025 was 79% ($4,742,000) higher than the net loss at June 30, 2024. Warrants with a fair value of $8,187,000 were modified as compensation for loan and line of credit instruments outstanding. Warrants with a fair value of $2,589,000 were issued and modified as compensation for loan and line of credit instruments outstanding in the six months ended June 30, 2024. The fair value difference due to the warrants issued and modified equaled $5,598,000. We highlight the following section “Share-based Compensation Included in Net Loss”.

Share-based Compensation Included in Net Loss

A substantial amount of the net loss is comprised of Share-based Compensation. Share-based Compensation consists of:

1)	incentive stock options granted to, or existing stock options modified to, incentivize personnel as part of the compensation offered to attract and retain personnel. Share-based Compensation expense as a result of these activities is included within product development fees, professional fees, and selling, general and administrative expenses; and

2)	warrants issued or modified in connection with advances, loans and lines of credit provided to the Company. Share-based Compensation expense as a result of these activities is included in interest expense.

Included in net loss is Share-based Compensation expense as follows:

Share-based Compensation included in:	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024

Product development fees	$146,000	$408,000
Professional fees	87,000	159,000
Selling, general and administrative	100,000	674,000
Share-based compensation expenses included in operating expenses	(333,000)	(1,241,000)
Interest expense	8,187,000	2,589,000
Total share-based compensation expense	$(8,520,000)	$(3,830,000)
Share-based compensation expense as a percentage of net loss	79%	64%

Furthermore, Share-based Compensation expense included within product development fees, professional fees, and selling, general and administrative expenses represented the following percentage of the loss before other items for the six months ended June 30, 2025 and 2024.

:	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024

Share-based Compensation included in product development fees, professional fees, and selling, general and administrative expenses	$333,000	$1,241,000
Other expenses in product development fees, professional fees, and selling, general and administrative expenses	806,000	864,000
Loss before other items	$(1,139,000)	$(2,105,000)
Share-based Compensation expense as a percentage of Loss before other items	29%	59%

The Share-based Compensation highlighted above is a non-cash recurring expense incurred by the Company that varies significantly year to year based on the option awards vested and warrant activity issued related to financing requirements.

Product Development Costs

Substantially all of the product development costs incurred related to (i) services provided by our contractors, (ii) expenses incurred for product development, and (iii) share-based compensation expense related to options granted and vested to our development team.

Product Development Costs:	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024	Amount ($) Increase / (Decrease)
Consulting fees and other amounts	$109,000	$154,000	$(45,000)
Share-based compensation	146,000	408,000	(262,000)
Total	$255,000	$562,000	$(307,000)

The decrease in product development consulting fees and other amounts for the current period, as compared to the same period in the prior year, is related to a decrease in the number of contractors. The Company did not grant any share-based compensation during the six months ended June 30, 2025.

Share-based compensation expense included in product development fees for the six months ended June 30, 2025 was a result of options granted in prior years with vesting conditions. Share-based compensation expense included in product development fees for the six months ended June 30, 2024 was a result of 1) options granted in prior years with vesting conditions, and 2) options modified. Share-based compensation expense decreased as a result of there being no options modified during the current year period and the amount of share-based compensation expense related to vesting conditions decreasing as a result of certain options that vested during 2024 from the passage of time.

Professional Fees

Professional fees incurred consists of consulting and advisory fees of certain professionals retained, audit fees, legal fees and share-based compensation for options granted and vested to professionals. Excluding the difference in net loss attributed to the grant and vesting of stock options, professional fees decreased by $26,000 for the period ended June 30, 2025, as compared to June 30, 2024:

Professional fees:	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024	Amount ($) Increase / (Decrease)
Corporate auditor	$35,000	$32,000	$3,000
Accounting fees	82,000	85,000	(3,000)
Legal and tax fees	7,000	33,000	(26,000)
Subtotal	124,000	150,000	(26,000)
Share-based compensation	87,000	159,000	(72,000)
Total	$211,000	$309,000	$(98,000)

The decrease in professional fees in the current period (2025), as compared to the prior period (2024), were mainly due to reduced legal fees incurred related to patents applications.

Share-based compensation expense included in professional fees for the six months ended June 30, 2025 was a result of options granted in prior years with vesting conditions. Share-based compensation expense included in professional fees for the six months ended June 30, 2024, was a result of 1) options granted in prior years with vesting conditions, and 2) options modified. Share-based compensation expense decreased as a result of there being no options modified during the current year period and the amount of share-based compensation expense related to vesting conditions decreasing as a result of certain options that vested during 2024 from the passage of time.

Selling, General and Administrative

Selling, general and administrative costs incurred consist of salaries and consulting fees of management personnel, share-based compensation for incentive options granted and vested to management personnel, travel and trade show costs, rent of our corporate office, website development costs and general costs incurred through day-to-day operations.

The components of selling, general and administrative expenses can be seen as follows:

Selling, general and administrative:	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024	Amount ($) Increase / (Decrease)
Salaries and consulting fees	$526,000	$512,000	$14,000
Travel and trade shows	15,000	19,000	(4,000)
Website and information technology	15,000	31,000	(16,000)
Transfer agent, filing fees and quotation costs	11,000	14,000	(3,000)
Rent	1,000	18,000	(17,000)
Foreign exchange	—	(60,000)	60,000
Other general and administrative costs	5,000	26,000	(21,000)
Subtotal	573,000	560,000	13,000
Share-based compensation	100,000	674,000	(574,000)
Total	$673,000	$1,234,000	$(561,000)

During the period ended June 30, 2025, we had decreased selling, general and administrative expenses of $621,000, as compared to the period ended June 30, 2024 as follows:

·       salaries and consulting fees increased $14,000;

·       share-based compensation decreased $574,000; and·

·	all other selling, general and administrative expenses in aggregate decreased $61,000.

The decrease was primarily driven by increase in salaries, payroll expenses and consulting fees paid to personnel related to our GluCurve Pet CGM product and foreign exchange loss in the current period offset by a decrease in travel, market research consulting fees, and shareholder communications in the current period.

Share-based compensation expense included in selling, general and administrative expense for the six months ended June 30, 2025 was a result of options granted in prior years with vesting conditions. Share-based compensation expense included in selling, general and administrative expense for the six months ended June 30, 2024, was a result of 1) options granted in prior years with vesting conditions, and 2) options modified. Share-based compensation expense decreased as a result of there being no options modified during the current year and the amount of share-based compensation expense related to vesting conditions decreasing as a result of certain options that vested during 2024 from the passage of time.

Interest Expense

Interest expense was from the following sources for the six months ended June 30, 2025 and 2024:

Interest expense:	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024	Amount ($) Increase / (Decrease)
Interest expense incurred on lines of credit	$892,000	$860,000	$32,000
Interest expense incurred on promissory notes	265,000	266,000	(1,000)
Imputed interest on zero interest loans	16,000	16,000	—
Accrued interest, accreted interest and borrowing costs on loan payable	5,000	151,000	(146,000)
Other interest	2,000	—	2,000
Subtotal	1,180,000	1,293,000	(113,000)
Interest expense incurred on warrants issued and/or modified	8,187,000	2,589,000	5,598,000
Total	$9,367,000	$3,882,000	$5,485,000

Interest Expense Incurred on Warrants Issued and/or Modified

During the six months ended June 30, 2025 we modified 4,910,001,500 (2024 - 5,033,001,500) warrants previously issued to the CEO and the VP of the Company by extending the expiry dates resulting in the Companyrecognizing an aggregate $8,187,000 (2024 - $2,317,000) in share-based compensation expense, which was recorded in interest expense.

During the six months ended June 30, 2025 we did not issue any warrants. During the six months ended June 30, 2024, we issued 15,000,000 warrants to KWC to acquire 15,000,000 shares of the Company at a price of $0.02 per share until December 31, 2024. The fair value of the warrants issued during the period ended June 30, 2024 totaling $272,000 was fully recorded at issuance and recorded as interest expense.

Interest on Promissory Notes

During the six months ended June 30, 2025, we received advances from KWC for an aggregate SGD$20,000 ($15,000), and an aggregate SGD$1,482,000 ($1,087,000) during the year ended December 31, 2024, with no fixed interest amount and no due date.

On April 16, 2025, the advances were incorporated into the principal of the loan payable to related parties. As a result, SGD$1,562,000 ($1,190,000) was transferred from promissory notes payable to loan payable to related parties.

Other than these transactions, there were no other significant changes in the amounts of promissory notes outstanding as at June 30, 2025 and December 31, 2024. The interest incurred on promissory notes was consistent during the six months ended June 30, 2025 and 2024.

Interest on Lines of Credit

We have two line of credit facilities with balances as follows:

Lines of credit:	As At June 30, 2025	As At December 31, 2024
Line of credit provided by Sidney Chan	$10,300,000	$10,300,000
Line of credit provided by Christine Kan	4,812,000	4,339,000
Total	$15,112,000	$14,639,000

The principal balance of the lines of credit due to Mr. Sidney Chan and Ms. Christine Kan increased due to advances from Mr. Chan and Ms. Kan under the lines of credit to finance our operations.

We incurred interest on the lines of credit as follows:

Interest expense on lines of credit:	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024	Amount ($) Increase / (Decrease)
Interest expense incurred on the line of credit from Sidney Chan during the period	$618,000	$618,000	$—
Interest expense incurred on the line of credit from Christine Kan during the period	274,000	242,000	32,000
Total	$892,000	$860,000	$32,000

Imputed Interest

During the periods ended June 30, 2025 and 2024, we had certain zero interest promissory notes. Pursuant to our accounting policy, these zero interest amounts are considered to be financing items in nature and are assigned a deemed interest rate (1% per month). The interest incurred on these is expensed as imputed interest, and instead of increasing our liabilities, it is allocated to equity under the financial statement line item additional paid-in capital.

Accreted, Accrued Interest and Borrowing Costs on Loan Payable to Related Parties

During the 2022 fiscal year, we entered into the KWC Loan Agreement whereby we received proceeds of SGD$2,500,000.

During the period ended June 30 2025, we recognized accreted interest expense by recording $Nil (2024 - $23,000) and accrued interest of $5,000 (2024 - $55,000) to interest expense. During the period ended June 30 2025, we also recognized borrowing costs by recording $Nil (2024 - $73,000) to interest expense.

Third Amendment

On April 16, 2025, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

·	The maturity date of the loan was extended to December 31, 2025; and
·	Interest was amended to be Singapore Overnight Borrowing Rate plus 1% of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity.

The advances previously included in promissory notes payable were incorporated into the principal of the loan payable to related parties. As a result, $1,190,000 was transferred from promissory notes payable to loan payable to related parties.

Foreign Exchange Gain/Loss

The Company has certain loans and cash balances held in the Singapore dollar. The Company incurred a $264,000 foreign exchange loss during the six months ended June 30, 2025 primarily due to foreign exchange differences from converting its Singapore dollar cash balance, KWC Loan and KWC interest payable from the Singapore dollar to the United States dollar for reporting purposes, as the Singapore dollar appreciated compared to the US dollar. During the six months ended June 30, 2024, the Company incurred a $60,000 foreign exchange gain (included in selling, general and administrative expense) based on the change in the Singapore dollar relative to the United States dollar during that period.

Liquidity and Capital Resources

Working Capital	As At June 30, 2025	As At December 31, 2024	Amount ($) Increase / (Decrease)	Percentage (%) Increase / (Decrease)
Current Assets	$31,000	79,000	(48,000)	(61)
Current Liabilities	38,369,000	36,303,000	2,066,000	6
Working Capital Deficiency	$(38,338,000)	(36,224,000)	(2,114,000)	6

We have a severe working capital deficiency. We do not have the ability to service our current liabilities for the next 12 months and are reliant on our line of credit facilities to meet our ongoing operations. Until we have revenue-producing activities that exceed our operating requirements, we will be unable to service our current liabilities and the working capital deficit will continue to increase. As of the date of this Report, we have commenced commercial revenue-generating activities with an earlier generation of the GluCurve Pet CGM in 2022, but only recognized minimal revenue, and did not generate any revenues to date in 2025. We expect to generate revenues in the first quarter of 2026 through the sale of our next generation GluCurve Pet CGM product. There is substantial doubt about our ability to repay our current liabilities in the near term or any time in the future, which could ultimately lead to business failure.

Current Assets

Our nominal current assets as at June 30, 2025 and December 31, 2024 consist of cash, inventory and prepaid expenses.

Current Liabilities

The Company has current liabilities of $38,369,000 at June 30, 2025, as compared to $36,303,000 at December 31, 2024. Current liabilities are as follows:

	As At June 30, 2025	As At December 31, 2024	Change ($)	Change (%)
Accounts payable and accrued liabilities	$2,160,000	1,980,000	180,000	9
Promissory notes to related parties	3,092,000	4,179,000	(1,087,000)	(26)
Promissory notes to arm’s length parties	2,163,000	2,163,000	—	—
Interest payable to related parties	2,340,000	2,176,000	164,000	8
Interest payable	3,627,000	3,525,000	102,000	3
Lines of credit from related parties	21,165,000	19,858,000	1,307,000	7
Loan payable to related parties	3,822,000	2,422,000	1,400,000	58
Total current liabilities	$38,369,000	36,303,000	2,066,000	6

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consists of trade payables, accrued liabilities and deferred revenue. Accounts payable total approximately $1,848,000, accrued liabilities total approximately $311,000 and deferred revenue total approximately $1,000. Approximately $599,000 of accounts payable is more than one year old with the majority of these being more than ten years old.

Fluctuations in accounts payable generally occur in the regular course of business. The increase in accounts payable is primarily from accruals from certain personnel for a portion of their service fees.

Promissory Notes and Promissory Notes Payable to Related Parties

As at June 30, 2025 and December 31, 2024, we had promissory notes with 20 parties for historical amounts borrowed. All of the promissory notes are past due and continue to accrue interest at their respective legal rates of interest (mostly 1% per month). During the period ended June 30, 2025, the Company received advances from KWC for SGD$20,000 ($15,000) and during the year ended December 31, 2024, the Company received advances from KWC for SGD$1,482,000 ($1,087,000) with no fixed interest amount and no due date.

Third Amendment

On April 16, 2025, the Company and KWC agreed to further amend the terms of the KWC Loan Agreement as follows:

·	The maturity date of the loan was extended to December 31, 2025; and
·	Interest was amended to be Singapore Overnight Borrowing Rate plus 1% of the principal amount borrowed, effective from January 1, 2023. Interest will be payable on maturity.

Certain advances from KWC received prior to April 16, 2025 included in promissory notes payable were incorporated into the principal of the loan payable to related parties. As a result, SGD$1,562,000 ($1,190,000) was transferred from promissory notes payable to loan payable to related parties.

Interest Payable and Interest Payable to Related Parties

Interest payable relates to the unpaid interest expense incurred on the promissory notes and promissory notes to related parties. The change from December 31, 2024 to June 30, 2025 relates to $164,000 of accrued interest incurred on promissory notes to related parties and $101,000 of accrued interest incurred on promissory notes at their stated rates of interest.

All of the underlying promissory notes, and related interest payable, are overdue.

Lines of Credit

As of June 30, 2025, we have borrowed total lines of credit principal of $15,112,000 (December 31, 2024 - $14,639,000). During the June 30, 2025 period, we incurred interest expense of $892,000 (2024 - $860,000).

The increase in the lines of credit payable of $1,307,000 is attributable to borrowings of:

·	$518,000 to fund our operations, product development activities, overhead, and its sales and marketing program;
·	$892,000 of unpaid interest incurred on the principal of the borrowed amounts;
·	$59,000 of interest repayment toward interest payable; and
·	$44,000 transferred to KWC promissory notes payable

Line of Credit from Ms. Christine Kan

As of June 30, 2025, we have borrowed $4,812,000 (December 31, 2024 - $4,339,000) and have accrued interest outstanding of $953,000 (December 31, 2024 - $727,000). During the June 30, 2025 period, we borrowed $474,000 (year ended December 31, 2024 - $428,000), incurred interest of $274,000 (year ended December 31, 2024 - $496,000) and extinguished accrued interest of $49,000 (year ended December 31, 2024 - $216,000) through cash payments.

Line of Credit from Mr. Sidney Chan

As of June 30, 2025, we have borrowed $10,300,000 (December 31, 2024 - $10,300,000) and have accrued interest outstanding of $5,099,000 (December 31, 2024 - $4,492,000). During the June 30, 2025 period, we incurred interest of $618,000 (year ended December 31, 2024 - $1,236,000) and extinguished accrued interest of $10,000 (year ended December 31, 2024 - $43,000) through cash payments.

Loan Payable to Related Parties

Please refer the section titled “Accreted, Accrued Interest and Borrowing Costs on Loan Payable to Related Parties” under “Item 2”.

Cash Flows

Cash Flows	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024	Amount ($) Increase / (Decrease)
Cash flows used in Operating Activities	$(572,000)	$(596,000)	$24,000
Cash flows provided by Financing Activities	533,000	541,000	(8,000)
Net Increase (Decrease) in Cash During Period	$(39,000)	$(55,000)	$16,000

Cash Balances and Working Capital

As of June 30, 2025, the Company’s cash balance was $2,000 compared to $41,000 as of December 31, 2024. We do not have sufficient cash on hand, nor do we have sufficient funds available on our lines of credit, to fund our requirements for the remainder of the 2025 fiscal year. We will need to secure additional financing to meet the operating requirements of the business, fund working capital and service its liabilities.

Cash Used in Operating Activities

Cash used in operating activities was as follows:

·	during the six months ended June 30, 2025 was $572,000; and
·	during the six months ended June 30, 2024 was $596,000.

Our expenditures used to fund operations were as follows (approximate amounts):

Cash Used in Operating Activities Reconciliation	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024	Amount ($) Increase / (Decrease)
Net loss	$(10,770,000)	$(6,028,000)	$(4,742,000)
Share-based compensation incurred for product development costs; selling, general and administrative, professional fees, and interest expense	8,520,000	3,830,000	4,690,000
Unrealized foreign exchange	248,000	(59,000)	307,000
Interest accretion, borrowing costs and accrued interest on loan payable and non-cash imputed interest	21,000	167,000	(146,000)
Other items	—	41,000	(41,000)
Net purchases with balances owing in accounts payable and accrued liabilities	270,000	441,000	(171,000)
Repayments of lines of credit interest	(59,000)	(127,000)	68,000
Retainers and prepaid services	40,000	13,000	27,000
Accrued interest on lines of credit	892,000	860,000	32,000
Accrued interest to related parties from promissory notes	164,000	164,000	—
Accrued interest from promissory notes	102,000	102,000	—
Cash used in operating activities	$(572,000)	$(596,000)	$24,000

The expenditures incurred were to fund the operating activities of the business.

Cash Proceeds from Financing Activities

Cash sourced from financing activities:

·	during the six months ended June 30, 2025 was $533,000; and
·	during the six months ended June 30, 2024 was $541,000.

The funds were sourced as follows:

Cash from Financing Activities Reconciliation	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024	Amount ($) Increase / (Decrease)
Proceeds from lines of credit	$518,000	$236,000	$282,000
Proceeds from loan payable	15,000	—	15,000
Proceeds from promissory notes	—	299,000	(299,000)
Proceeds from sales of ordinary shares	—	6,000	(6,000)
Cash provided by financing activities	$533,000	$541,000	$(8,000)

Short- and Long-term Liquidity

As of June 30, 2025, we do not have the current financial resources and committed financing to enable it to meet its administrative overhead, product development budgeted costs and debt obligations over the next 12 months.

The majority of our debt financing is due on demand or overdue. We will seek to obtain creditors’ consents to delay repayment of these loans until we are able to replace these financings with funds generated by operations, replacement debt, or from equity financings through private placements or the exercise of options and warrants.

While our creditors have agreed to extend repayment deadlines in the past, there is no assurance that they will continue to do so in the future. We have faced litigation from creditors in the past and have been issued consent judgments by more than one creditor. There is no assurance that additional creditors will not make claims against us in the future. Failure to obtain either replacement financing or creditor consent to delay the repayment of existing financing could result in us having to cease operations.

Tabular Disclosure of Contractual Obligations:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Accounts payable and accrued liabilities	$2,160,000	$2,160,000	$—	$—	$—
Promissory notes to related parties	3,092,000	3,092,000	—	—	—
Promissory notes	2,163,000	2,163,000	—	—	—
Interest payable to related parties	2,340,000	2,340,000	—	—	—
Interest payable	3,627,000	3,627,000	—	—	—
Lines of credit	21,165,000	21,165,000	—	—	—
Loan payable to related parties	3,822,000	3,822,000	—	—	—
	$38,369,000	$38,369,000	$—	$—	$—

We will continue to use the funds available from the lines of credit to cover administrative overhead and product development requirements until such time as we can establish cash flows from operations. In the next year, we anticipate the amount borrowed under the lines of credit to increase and the requirement to source additional funds, as we expect to commercially launch our GluCurve product during 2026 and to subsequently proceed with activities to launch our Diabetes Solution product with CGM for Human Health.

Critical Accounting Policies and Going Concern

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our unaudited condensed interim consolidated financial statements as at June 30, 2025 and for the six months then ended, which have been prepared in accordance with U.S. GAAP.

The preparation of these condensed interim consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. We base our estimates on historical and anticipated results, trends and various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ materially from our estimates.

The Company’s unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the discharge of liabilities and commitments in the normal course of operations for the foreseeable future. See note 1 of the unaudited condensed interim consolidated financial statements.

Due to our being a development stage company and not having generated significant revenues, in the notes to our condensed interim consolidated financial statements, we have included disclosure regarding concerns about our ability to continue as a going concern.

Off-balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

Not applicable. The Company is a smaller reporting company as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

ITEM 4.	CONTROLS AND PROCEDURES.

Under the supervision and with the participation of our management, including the Principal Executive Officer and Principal Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on this assessment, we found our disclosure controls and procedures to be not effective due to insufficient written policies and procedures for reporting requirements and accounting and financial reporting with respect to the requirements and application of U.S. GAAP and SEC disclosure requirements.

This assessment is consistent with the evaluation by Company’s management of our internal controls over financial reporting, as set forth in Item 15 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

While the Company is working to remedy these deficiencies as its business activities evolve, there were no changes in our internal controls over financial reporting during the quarter ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS.

There were no other changes from the period beginning January 1, 2025 to the date of this Form 6-K.

ITEM 1A.	RISK FACTORS.

Not applicable. We are a smaller reporting company as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES.

As at June 30, 2025, the Company had promissory notes payable and related interest payable, totaling $11,222,000 in default.

ITEM 5.	OTHER INFORMATION.

None.

ITEM 6.	EXHIBITS.

Exhibit
No.	Document Description

2.1	Agreement and Plan of Merger and Reorganization dated May 17, 2022 by and among the Company, ALR Delaware, and ALR Nevada
3.1	Constitution of the Company
4.1	Specimen Ordinary Share Certificate of the Company
4.2	Description of Share Capital
10.1	Line of Credit Agreement with Sidney Chan
10.2	Line of Credit Agreement with Christine Kan
10.3	Employment Agreement between the Company and Christine Kan
10.4	Letter of Employment between the Company and Sidney Chan
10.5	Option Agreement between the Company and Sidney Chan
10.6	Loan Agreement between the Company and Kan Wen Chen Pte. Ltd.
14.1	Code of Ethics and Business Conduct
21.1	List of subsidiaries of the Company
31.1	Certification of CEO pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of CFO pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 30th day of December 2025.

ALR TECHNOLOGIES SG LTD.
(Registrant)

BY:	SIDNEY CHAN
Sidney Chan
Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer, Secretary/Treasurer and Director